Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2018 Financial Results

Fourth Quarter Total Adjusted Net Revenue Increases 41% to RUB 5,818 Million and Adjusted Net Profit

Increases 58% to RUB 1,014 Million or RUB 16.40 per diluted share

Full-Year 2018 Total Adjusted Net Revenue Increases 49% to RUB 19,657 Million and Adjusted Net

Profit Increases 2% to RUB 4,137 Million or RUB 67.03 per diluted share

QIWI gives 2019 Guidance

Board of Directors Approves Dividend Payout Ratio Range for 2019

NICOSIA, CYPRUS – March 28, 2019 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 41% to RUB 5,818 million ($83.7 million)

•	Payment Services Segment Net Revenue increased 35% to RUB 4,741 million ($68.2 million)

•	Adjusted EBITDA increased 53% to RUB 1,473 million ($21.2 million)

•	Adjusted Net Profit increased 58% to RUB 1,014 million ($14.6 million), or RUB 16.40 per diluted share

•	Payment Services Segment Net Profit increased 28% to RUB 2,584 million ($37.2 million) or RUB 41.77 per diluted share

•	Total Payment Services volume increased 32% to RUB 330.7 billion ($4.8 billion)

Full-Year 2018 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 49% to RUB 19,657 million ($283.0 million)

•	Payment Services Segment Net Revenue increased 31% to RUB 16,497 million ($237.5 million)

•	Adjusted EBITDA increased 15% to RUB 5,948 million ($85.6 million)

•	Adjusted Net Profit increased 2% to RUB 4,137 million ($59.6 million), or RUB 67.03 per diluted share

•	Payment Services Segment Net Profit increased 26% to RUB 9,529 million ($137.2 million) or RUB 154.37 per diluted share

•	Total Payment Services volume increased 25% to RUB 1,138 billion ($16.4 billion)

•	Qiwi Wallet active accounts increased 4% to 20.8 million

“Today I’m excited to present our fourth quarter and full year 2018 financial results and share several operating highlights. This year we demonstrated outstanding performance, especially in our Payment Services business, which delivered 31% segment net revenue growth and 26% segment net profit growth, with growth rates accelerating throughout the year and significantly improving as compared to the trends we saw in 2016 and 2017. Moreover, we have reached an important milestone surpassing RUB 1 trillion in payment volume of our payment services business this year. I would like to highlight that the reacceleration of our payment services business was driven largely by the development of numerous new use cases that are well fitted to serve our users, merchants and partners including betting merchants, self-employed and sharing economy partners. Our growth was simultaneously underpinned by secular trends in our key markets demonstrating the adaptability and resilience of the payment ecosystem we have developed and will continue to develop further,” said Sergey Solonin, QIWI’s chief executive officer. “As we continued to benefit from the strong performance of the Payment Services segment, which remains a core part of our business, generating substantial cash flows, I believe we are well positioned to pursue our strategy and carry on our investments in the new business lines and projects. This being said, I am glad to confirm that this year we have completed the transactions with Otkritie in respect of both Tochka and Rocketbank. I believe that both projects have unique proprietary product offerings and expertise, and have a significant potential to enrich our ecosystem. This year we have built a strong foundation for future growth, we are well positioned to continue building up our ecosystem, diversifying our operations, increasing the life cycle of our clients with an ultimate goal of securing the long-term growth prospects of our Company.”

The Segment Presentation of the Results of Operations

As of December 31 2018, we distinguish four reportable segments and a Corporate and Other category, as set out below:

•

Payment Services (PS) segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services (CFS) segment, which encompasses our consumer lending business SOVEST;

•

Small and Medium Enterprises (SME) segment, which encompasses operations of the Tochka business, which is focused on offering a broad range of services for small and medium enterprises through a multi-bank platform;

•	Rocketbank (RB) segment, which encompasses Rocketbank business, a digital banking service offering debit cards and deposits to retail customers; and

•	Corporate and Other (CO) category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, venture projects and emerging business models.

Fourth Quarter 2018 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the quarter ended December 31, 2018 was RUB 5,818 million ($83.7 million), an increase of 41% compared with RUB 4,116 million in the prior year. The increase was mainly driven by Payment Services and SME Segments Net Revenue growth, which was slightly offset by the negative Net Revenue contribution of Rocketbank Segment.

Payment Services Segment Net Revenue for the quarter ended December 31, 2018 was RUB 4,741 million ($68.2 million), an increase of 35% compared with RUB 3,500 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,118 million ($59.3 million), an increase of 37% compared with RUB 3,005 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals underpinned by an improvement in Payment Average Adjusted Net Revenue Yield resulting from the shift in product mix.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments and interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 623 million ($9.0 million), an increase of 26% compared with RUB 495 million in the prior year. Fees for inactive accounts and unclaimed payments for the fourth quarter ended December 31, 2018 were RUB 410 million ($6.0 million) compared with RUB 322 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 23% compared with the same period in the prior year.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) for the quarter ended December 31, 2018 was RUB 1,057 million ($15.2 million) compared with RUB 578 million in the fourth quarter of the prior year. The growth resulted primarily from the increase in the number of clients and corresponding expansion of the operations of the Tochka multi-bank project. As of December 31, 2018 the operations of the Tochka project have not yet been transferred to the new entity, established by us together with Bank “Otkritie”, thus the revenues generated by the Tochka project were fully recognized for the fourth quarter 2018 consistent with the previous quarters. Starting February1, 2019 we will stop recognizing certain portion of Tochka project revenue associated with the information and technology service agreements with Otkritie Bank as operations of Tochka project will be transferred to our associate—JSC Tochka.

Adjusted EBITDA: For the quarter ended December 31, 2018, Adjusted EBITDA was RUB 1,473 million ($21.2 million), an increase of 53% compared with RUB 965 million in the prior year. The adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth offset by an increase in payroll and related taxes (excluding effect of share based payments) to RUB 1,248 million for the quarter ended December 31, 2018 as compared to RUB 781 million for same period in the prior year resulting from a significant personnel expense increase in connection with the development of the Tochka project and transfer of Rocketbank to QIWI as well as by an increase of SG&A expenses. SG&A expenses growth was primarily driven by: (i) increase of advertising, client acquisition and related expenses to RUB 810 million for the quarter ended December 31, 2018 as compared to RUB 332 million for same period in the prior year mostly due to expenses related to the SOVEST, Tochka and to a lesser extent Rocketbank projects; (ii) increase of compensation to employees and related taxes (excluding effect of share-based payments) to RUB 922 million for the quarter ended December 31, 2018 as compared to RUB 656 million for same period in the prior year resulting from a personnel expense growth in payment services segment, development of the SOVEST project and transfer of Rocketbank personnel to QIWI; (iii) increase in tax expenses, except income and payroll related taxes to RUB 231 million for the quarter ended December 31, 2018 as compared to RUB 101 million for same period in the prior year offset by a decrease of other administrative expenses from RUB 659 million for the quarter ended December 31, 2017 as compared to RUB 475 million for same period in 2018. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 25.3% for the quarter ended December 31, 2018 compared with 23.4% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended December 31, 2018, Adjusted Net Profit (Total Segment Net Profit) was RUB 1,014 million ($14.6 million), an increase of 58% compared with RUB 642 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA.

For the quarter ended December 31, 2018, Payment Services Segment Net Profit was RUB 2,584 million ($37.2 million), an increase of 28% compared with RUB 2,013 million in the prior year driven by Payment Services Segment Net Revenue growth and slightly offset an increase in compensation to employees and related taxes (excluding effect of share-based payments) as well as income tax expense.

The Consumer Financial Services Segment Net Loss in the fourth quarter 2018 was RUB 538 million ($7.7 million) as compared to a Net Loss of RUB 647 million in the same period of prior year resulting from the expansion of operations of the SOVEST project and associated costs mostly related to consumer acquisition.

The Small and Medium Enterprises Net Loss was RUB 281 million ($4.0 million), an increase of 339% as compared to a Net Loss of RUB 64 million in the prior year. Such change primarily resulted from a loss on the establishment of the associate and share in loss of associates partially offset by the corresponding compensation of expenses from associate all recognized in connection with the transfer of Tochka operations to JCS Tochka that was established by QIWI, Otkritie Bank and Tochka management earlier in 2018 in the amount of RUB 124 million as well as an increase in payroll, compensation to employees and related taxes expenses and client acquisition and advertising expenses partially offset by an increase of the Small and Medium Enterprises Segment Net Revenue.

Rocketbank Segment Net Loss was RUB 584 million ($8.4 million), an increase of 89% compared with the net loss of RUB 309 million in the prior year primarily driven by expenses incurred in connection with the transfer and roll out of the operations of Rocketbank in QIWI.

Payment Services Other Operating Data: For the quarter ended December 31, 2018, Payment Services Segment payment volume was RUB 330.7 billion ($4.8 billion), an increase of 32% compared with RUB 250.9 billion in the prior year. The increase in payment volume was driven by growth in E-commerce and Money Remittances market verticals resulting largely from the development of certain payment solutions for merchants including betting merchants, new contracts and projects targeting the self-employed market as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.25%, an increase of 5 bps compared with 1.20% in the prior year primarily driven to the shift of the product mix towards higher yielding E-commerce volumes offset by a slight decrease of average net revenue yields across key market verticals including E-commerce, Money Remittance and Financial Services.

Payment Services Segment Net Revenue Yield was 1.43%, an increase of 4 bps as compared with 1.39% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.31%, an increase of 4 bps as compared with the same period in the prior year.

Consumer Financial Services Other Operating Data: For the quarter ended December 31, 2018, Consumer Financial Services Segment payment volume was RUB 5.8 billion ($0.1 billion). CFS payment volume tripled as compared to the RUB 1.9 billion for the fourth quarter of 2017, while CFS Segment Net Revenue Yield increased to 3.44% driven primarily by the introduction of the consumes paid value added options.

Full-Year 2018 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the year ended December 31, 2018 was RUB 19,657 million ($283.0 million), an increase of 49% compared with RUB 13,193 million in the prior year. The increase was mainly driven by Payment Services and SME Segments Net Revenue growth.

Payment Services Segment Net Revenue for the year ended December 31, 2018 was RUB 16,497 million ($237.5 million), an increase of 31% compared with RUB 12,580 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 14,370 million ($206.9 million), an increase of 37% compared with RUB 10,509 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals underpinned by an improvement in Payment Average Adjusted Net Revenue Yield resulting from the shift in product mix.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) for the year ended December 31, 2018 was RUB 2,916 million ($42.0 million) compared with RUB 578 million in the prior year as a result of the growth and development of operations of the Tochka multi-bank project primarily driven by an increase in the number of Tochka clients.

Adjusted EBITDA: For the year ended December 31, 2018, Adjusted EBITDA was RUB 5,948 million ($85.6 million), an increase of 15% compared with RUB 5,185 million in the prior year. Adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth offset by an increase in payroll and related taxes (excluding effect of share based payments) to RUB 3,939 million for the year ended December 31, 2018 as compared to RUB 1,922 million in the prior year resulting from a significant personnel expense increase primarily in connection with the development of the Tochka project and transfer and launch of Rocketbank to QIWI as well as by an increase of SG&A expenses. SG&A expenses growth was primarily driven by: (i) compensation to employees and related taxes (excluding effect of share-based payments) that increased to RUB 3,173 million for the year ended December 31, 2018 as compared to RUB 1,967 million for same period in the prior year primarily due to the launch and scaling of the Tochka multi-bank project, development of the SOVEST project, personnel expense growth in payment services segment and transfer of the Rocketbank operations in QIWI; (ii) advertising, client acquisition and related expenses increase to RUB 2,369 million for the year ended December 31, 2018 as compared to RUB 1,294 million for same period in the prior year mostly due to expenses incurred in connected with the SOVEST and the Tochka projects; (iii) rent of premises and related utility expenses increase to RUB 643 million for the year ended December 31, 2018 as compared to RUB 391 million for same period in the prior year connected to the overall expansion of our business; (iv) credit loss expenses growth to RUB 474 million for the year ended December 31, 2018 as compared to RUB 220 million for same period in the prior year as a result of growth of the SOVEST loans portfolio and adoption of IFRS 9; as well as other tax expenses and advisory expenses, which also contributed to the growth of SG&A in 2018 as compared to 2017. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 30.3% for the year ended December 31, 2018 compared with 39.3% in the prior year.

Adjusted and Segment Net Profit: For the year ended December 31, 2018, Adjusted Net Profit (Total Segment Net Profit) was RUB 4,137 million ($59.6 million), an increase of 2% compared with RUB 4,054 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA offset by a net foreign exchange loss (excluding foreign exchange effect on the funds received at SPO)1 as compared to the net foreign exchange gain (excluding foreign exchange effect on the funds received at SPO) in the same period in the prior year as well as an increase in income tax expenses.

For the year ended December 31, 2018, Payment Services Segment Net Profit was RUB 9,529 million ($137.2 million), an increase of 26% compared with RUB 7,543 million in the prior year driven by Payment Services Segment Net Revenue growth and slightly offset by an increase in compensation to employees and related taxes (excluding effect of share-based payments) as well as income tax expense and a net foreign exchange loss1 as compared to the net foreign exchange gain in the same period in the prior year.

The Consumer Financial Services Segment Net Loss for the year ended December 31, 2018 was RUB 2,618 million ($37.7 million), an increase of 21% as compared to a Net Loss of RUB 2,164 million in the same period of the prior year resulting from the expansion of operations of the SOVEST project and associated costs mostly related to consumer acquisition including payroll and related taxes.

The Small and Medium Enterprises Net Loss was RUB 776 million ($11.2 million), an increase of 354% as compared to a Net Loss of RUB 171 million in the prior year. The Net Loss primarily resulted from an increase in payroll, compensation to employees and related taxes expenses as well as client acquisition and advertising expenses as a result of the development and scaling of the Tochka multi-bank project, which we operated for the full year 2018 as compared to approximately for months in 2017 as well as a the loss on the establishment of the associate resulting from the transfer of Tochka operations to JCS Tochka that was established by QIWI, Otkritie Bank and Tochka management in 2018 offset by the increase in the Small and Medium Enterprises Segment Net Revenue.

Rocketbank Net Loss was RUB 1,061 million ($15.3 million), an increase of 241% as compared with the net loss of RUB 311 million in the prior year primarily driven by the expenses incurred in connection with the transfer and roll out of the operations of Rocketbank in QIWI.

Payment Services Other Operating Data: For the year ended December 31, 2018, Payment Services Segment payment volume was RUB 1,138.1 billion ($16.4 billion), an increase of 25% compared with RUB 911.1 billion in the prior year. The increase in payment volume was driven by growth in E-commerce and Money Remittances market verticals resulting largely from the development of certain payment solutions for merchants and partners including betting merchants, new contracts and projects targeting the self-employed market and sharing economy partners as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.26%, an increase of 11 bps compared with 1.15% in the prior year primarily driven by the shift of the product mix towards higher yielding E-commerce volumes offset by a slight decrease of average net revenue yields in key market verticals including E-commerce, Money Remittance and Financial Services.

Payment Services Segment Net Revenue Yield was 1.45%, an increase of 7 bps as compared with 1.38% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.32%, an increase of 8 bps as compared with the same period in the prior year.

[1]	Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014

The number of active kiosks and terminals was 143,690 including Contact and Rapida physical points of service, a decrease of 6% compared with the prior year mainly due to the decline in the number of terminals. The number of active Qiwi Wallet accounts was 20.8 million as of December 31, 2018, an increase of 0.7 million, or 4%, as compared with 20.1 million as of December 31, 2017. The increase was driven mainly by development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the year ended December 31, 2018, Consumer Financial Services Segment payment volume was RUB 15.9 billion ($0.2 billion). CFS payment volume increased more than four times as compared to the RUB 3.3 billion for the full year 2017, while CFS Segment Net Revenue Yield increased to 2.42% driven by the growth and development of the SOVEST project.

Recent Developments

Acquisition of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank.

After the prolonged negotiations with the management of the Otkritie Bank on June 7 2018, QIWI, Otkritie Bank and Tochka management team have signed a partnership agreement to establish a new entity to collectively develop Tochka business as a multi-banking platform. Consequently, on July 4 2018, JCS Tochka was established. As of December 31, 2018 the Tochka multi-bank project has not yet been transferred to the new entity and the revenues of the Tochka project were fully recognized in QIWI for the full year 2018. JSC Tochka has commenced its business operations on February 1st, 2019. As of the date of this report, we have transferred the majority of operations, contracts and personnel to JSC Tochka and we aim to finish the transfer by the end of the second quarter of 2019. We will further account JSC Tochka as an equity accounted associate. Starting from February 1st, 2019 we recognize only certain parts of Tochka project revenues related to providing services to Tochka clients that have their accounts with QIWI Bank.

Further, in July 2018 we have reached the final agreements with Otkritie Bank in respect of the Rocketbank transaction. Pursuant to these agreements, the Group acquired 100% of Rocketbank’s business on the terms materially equivalent to those originally agreed. Accordingly, we have begun the process of transferring Rocketbank customers to QIWI bank on July 25, 2018. As of the date of this report, we have fully completed the transfer of Rocketbank customers, personnel and business processes to QIWI Bank and began to present Rocketbank as a separate reporting segment.

Dividend: Considering our expectations about the performance of the Group as well as our anticipated level of investments in 2019 and aiming to provide more transparency and predictability in respect of our dividend distribution practices, the Board of Directors approved a target dividend payout ratio for 2019. In accordance with the decision of the Board of Directors, the Company aims to distribute between 65% to 85% of its adjusted net profit for 2019 starting from the first quarter 2019. The board of directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range. It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2019 Guidance2

QIWI provides its guidance in respect of 2019 outlook:

•	Total Adjusted Net Revenue is expected to increase by 0% to 8% over 2018;

•	Adjusted Net Profit is expected to increase by 15% to 25% over 2018;

•	Payment Services Segment Net Revenue is expected to increase by 10% to 18% over 2018;

•	Payment Services Segment Net Profit is expected to increase by 8% to 16% over 2018.

For the purpose of the guidance in respect of 2019 outlook we would like to outline the following considerations:

We will stop recognizing the portion of Tochka revenues associated with information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank starting from February 1, 2019 following the transfer of the Tochka operations to JSC Tochka. Such revenues were recognized in full for the full year 2018; however, they will only be recognized for one month in 2019. For the avoidance of doubt, only the revenues related to Tochka clients that have their accounts with QIWI bank will be recognized as QIWI group revenues in 2019. We will correspondingly account JCS Tochka as an equity associate going further.

We believe that the financial results of Rocketbank as well as underlying business trends and targets for this segment will not materially change throughout the year and will be in line with the first half of 2019, thus we include associated full year forecasts in our guidance. However, we reserve the right to adjust the Rocketbank strategy and corresponding financial forecasts for the segment throughout the year based on the results of our review of Rocketbank strategy.

The Company reserves the right to revise guidance in the course of the year.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2018 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13688790. The replay will be available until Thursday, April 11, 2019. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.8 million virtual wallets, over 143,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 94 billion cash and electronic payments monthly connecting over 45 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order and pay for goods and services or transfer money across virtual or physical environments interchangeably.

[2]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2017 (audited)	As of December 31, 2018 (audited)	As of December 31, 2018 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	724	1,074	15
Goodwill and other intangible assets	10,807	10,846	156
Investments in associates	—	812	12
Investments in joint venture	832	836	12
Long-term debt instruments	1,100	497	7
Long-term loans	164	230	3
Other non-current assets	64	110	2
Deferred tax assets	245	157	2

Total non-current assets	13,936	14,562	210

Current assets
Trade and other receivables	9,648	8,042	116
Short-term loans	1,691	6,890	99
Short-term debt instruments	704	1,432	21
Cash and cash equivalents(2)	18,406	40,966	590
Prepaid income tax	187	112	2
Other current assets	458	929	13

Total current assets	31,094	58,371	840

Assets of disposal group classified as held for sale	29	90	1

Total assets	45,059	73,023	1,051

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	27
Share premium	12,068	12,068	174
Other reserve	1,462	2,097	30
Retained earnings	5,715	9,091	131
Translation reserve	(2)	513	7

Total equity attributable to equity holders of the parent	21,120	25,646	369
Non-controlling interests	37	60	1

Total equity	21,157	25,706	370

Non-current liabilities
Long-term customer accounts	—	237	3
Other non-current liabilities	10	1	0
Deferred tax liabilities	826	743	11

Total non-current liabilities	836	981	14

Current liabilities
Trade and other payables	19,599	27,499	396
Customer accounts and amounts due to banks	3,182	17,868	257
VAT and other taxes payable	198	428	6
Income tax payable	32	10	0
Other current liabilities	51	531	8

Total current liabilities	23,062	46,336	667

Liabilities directly associated with the assets of a disposal group classified as held for sale	4	—	—

Total equity and liabilities	45,059	73,023	1,051

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended
	As of December 31, 2017 (audited)	As of December 31, 2018 (audited)	As of December 31, 2018 (unaudited)
	RUB	RUB	USD(1)
Revenue:	6,365	9,281	134
Payment processing fees	4,968	6,908	99
Interest revenue calculated using the effective interest rate	265	671	10
Fees from inactive accounts and unclaimed payments	322	410	6
Other revenue	810	1,292	19
Operating costs and expenses:	5,708	8,165	118
Cost of revenue (exclusive of depreciation and amortization)	3,060	4,733	68
Selling, general and administrative expenses	2,214	3,078	44
Depreciation and amortization	198	241	3
Credit loss expense(2)	132	113	2
Impairment of intangible assets	104	—	—
Profit from operations	657	1,116	16

Other income and expenses, net	(11)	(136)	(2)
Foreign exchange gain	40	505	7
Foreign exchange loss	(56)	(430)	(6)
Interest income and expenses, net	(2)	3	0

Profit before tax	628	1,058	15
Income tax expense	(173)	(163)	(2)

Net profit	455	895	13

Attributable to:
Equity holders of the parent	445	882	13
Non-controlling interests	10	13	0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(18)	160	2

Total comprehensive income net of tax attributable to:	437	1,055	15

Equity holders of the parent	427	1,032	15
Non-controlling interests	10	23	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	7.30	14.33	0.21
Diluted profit attributable to ordinary equity holders of the parent	7.26	14.26	0.21

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)	Credit loss expense for the year ended December 31, 2017 was separated from of Selling, general and administrative expenses for comparative purposes as a result of adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full Year ended
	As of December 31, 2017 (audited)	As of December 31, 2018 (audited)	As of December 31, 2018 (unaudited)
	RUB	RUB	USD(1)
Revenue:	20,897	30,610	441
Payment processing fees	17,265	23,694	341
Interest revenue calculated using the effective interest rate	1,052	1,854	27
Fees from inactive accounts and unclaimed payments	1,310	1,419	20
Other revenue	1,270	3,643	52
Operating costs and expenses:	16,906	26,161	377
Cost of revenue (exclusive of depreciation and amortization)	9,763	15,129	218
Selling, general and administrative expenses	6,023	9,671	139
Depreciation and amortization	796	864	12
Credit loss expense(2)	220	474	7
Impairment of intangible assets	104	23	0
Profit from operations	3,991	4,449	64

Other income and expenses, net	(41)	(227)	(3)
Foreign exchange gain	257	1,311	19
Foreign exchange loss	(373)	(1,049)	(15)
Interest income and expenses, net	6	17	0

Profit before tax	3,840	4,501	65
Income tax expense	(698)	(875)	(13)

Net profit	3,142	3,626	52

Attributable to:
Equity holders of the parent	3,114	3,584	52
Non-controlling interests	28	42	1
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(133)	525	8

Total comprehensive income net of tax attributable to:	3,009	4,151	60

Equity holders of the parent	2,981	4,099	60
Non-controlling interests	28	52	1
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	51.25	58.56	0.84
Diluted profit attributable to ordinary equity holders of the parent	50.92	58.06	0.84

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)	Credit loss expense for the year ended December 31, 2017 was separated from of Selling, general and administrative expenses for comparative purposes as a result of adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full Year ended
	As of December 31, 2017 (audited)	As of December 31, 2018 (audited)	As of December 31, 2018 (unaudited)
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	3,840	4,501	65

Adjustments to reconcile profit before tax to net cash flow generated from operating activities
Depreciation and amortization	796	864	12
Foreign exchange loss/(gain), net	116	(262)	(4)
Interest income, net	(1,016)	(1,782)	(26)
Credit loss expense	220	474	7
Share-based payments	398	635	9
Impairment of intangible assets	104	23	0
Loss/(gain) from initial recognition	—	143	2
Other	46	417	6

Operating profit before changes in working capital	4,504	5,013	72

(Increase)/decrease in trade and other receivables	(3,683)	1,127	16
(Increase)/decrease in other assets	150	(529)	(8)
Increase in customer accounts and amounts due to banks	898	14,601	210
Increase in trade and other payables	3,414	7,347	106
Loans issued from banking operations	(1,888)	(5,827)	(84)

Cash generated from operations	3,395	21,732	313

Interest received	1,048	1,795	26
Interest paid	(70)	(113)	(2)
Income tax paid	(813)	(769)	(11)

Net cash flow generated from operating activities	3,560	22,645	326

Cash flows used in investing activities
Acquisition of joint control company	(813)	(21)	(0)
Cash acquired upon /(used in) business combination	(321)	138	2
Purchase of property and equipment	(292)	(736)	(11)
Purchase of intangible assets	(566)	(385)	(6)
Loans issued	(376)	(187)	(3)
Repayment of loans issued	316	4	0
Purchase of debt instruments	(1,376)	(810)	(12)
Proceeds from settlement of debt instruments	1,775	672	10

Net cash flow used in investing activities	(1,653)	(1,325)	(19)

Cash flows used in financing activities
Dividends paid to owners of the Group	(2,148)	—	—
Dividends paid to non-controlling shareholders	(12)	(29)	(0)

Net cash flow used in financing activities	(2,160)	(29)	(0)

Effect of exchange rate changes on cash and cash equivalents	(333)	1,240	18
Net increase/ (decrease) in cash and cash equivalents	(586)	22,531	324

Cash and cash equivalents at the beginning of the period	19,021	18,435	265

Cash and cash equivalents at the end of the period(2)	18,435	40,966	590

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	4,116	5,818	83.7

Payment Services	3,500	4,741	68.2
Consumer Financial Services	35	199	2.9
Small and Medium Enterprises	578	1,057	15.2
Rocketbank	(5)	(241)	(3.5)
Corporate and Other	8	62	0.9

Total Segment Net Profit(3)	642	1,014	14.6

Payment Services	2,013	2,584	37.2
Consumer Financial Services	(647)	(538)	(7.7)
Small and Medium Enterprises	(64)	(281)	(4.0)
Rocketbank	(309)	(584)	(8.4)
Corporate and Other	(352)	(167)	(2.4)

	Full Year ended (unaudited)
	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	13,193	19,657	283.0

Payment Services	12,580	16,497	237.5
Consumer Financial Services	9	385	5.5
Small and Medium Enterprises	578	2,916	42.0
Rocketbank	(5)	(263)	(3.8)
Corporate and Other	31	122	1.8

Total Segment Net Profit(3)	4,054	4,137	59.6

Payment Services	7,543	9,529	137.2
Consumer Financial Services	(2,164)	(2,618)	(37.7)
Small and Medium Enterprises	(171)	(776)	(11.2)
Rocketbank	(311)	(1,061)	(15.3)
Corporate and Other	(843)	(937)	(13.5)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)	For the quarter and full year ended December 31, 2017 and December 31, 2018 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the quarter and full year ended December 31, 2017 and December 31, 2018 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2017	December 31, 2018	December 31, 2018
	RUB	RUB	USD(1)
Revenue	6,365	9,281	133.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,060	4,733	68.1
Plus: Payroll and related taxes	811	1,270	18.3

Total Adjusted Net Revenue	4,116	5,818	83.7

Segment Net Revenue
Payment Services Segment Revenue	5,674	7,687	110.7
PS Payment Revenue (2)	4,968	6,908	99
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,258	3,180	46
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	295	390	6

PS Payment Adjusted Net Revenue	3,005	4,118	59.3

PS Other Revenue (5)	706	779	11
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	254	201	3
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	43	45	1

PS Other Adjusted Net Revenue	495	623	9.0

Payment Services Segment Net Revenue	3,500	4,741	68.2

Consumer Financial Services Segment Revenue	65	252	3.6
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	175	198	2.9
Plus: Compensation to employees and related taxes	145	146	2.1

Consumer Financial Services Segment Net Revenue	35	199	2.9

SME Revenue	611	1,085	15.6
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	313	508	7.3
Plus: Compensation to employees and related taxes	281	480	6.9

SME Net Revenue	578	1,057	15.2

Rocketbank Revenue	0	173	2.5
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	32	596	8.6
Plus: Compensation to employees and related taxes	27	184	2.6

Rocketbank Net Revenue	(5)	(240)	(3.5)

Corporate and Other Category Revenue	15	84	1.2
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	28	49	0.7
Plus: Compensation to employees and related taxes	20	26	0.4

Corporate and Other Category Net Revenue	8	61	0.9

Total Segment Net Revenue	4,116	5,818	83.8

Net Profit	455	895	12.9

Plus:
Depreciation and amortization	198	241	3.5
Other income	11	136	2.0
Foreign exchange gain	(40)	(505)	(7.3)
Foreign exchange loss	56	430	6.2
Interest expenses	2	(3)	(0.0)
Income tax expenses	173	163	2.3
Share-based payments expenses	110	116	1.7

Adjusted EBITDA	965	1,473	21.2

Adjusted EBITDA margin	23.4%	25.3%	25.3%
Net profit	455	895	12.9
Amortization of fair value adjustments(7)	75	144	2.1
Share-based payments expenses	110	116	1.7
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	16	(125)	(1.8)
Effect of taxation of the above items	(14)	(16)	(0.2)

Adjusted Net Profit	642	1,014	14.6

Adjusted Net Profit per share:
Basic	10.53	16.48	0.24
Diluted	10.48	16.40	0.24
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,952	61,539	61,539
Diluted	61,270	61,856	61,856

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.

(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full Year ended (unaudited)
	December 31, 2017	December 31, 2018	December 31, 2018
	RUB	RUB	USD(1)
Revenue	20,897	30,610	440.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	9,763	15,129	217.8
Plus: Payroll and related taxes	2,059	4,176	60.1

Total Adjusted Net Revenue	13,193	19,657	283.0

Segment Net Revenue
Payment Services Segment Revenue	20,135	26,649	383.6
PS Payment Revenue (2)	17,265	23,694	341
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	7,769	10,651	153
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	1,013	1,327	19

PS Payment Adjusted Net Revenue	10,509	14,370	206.9

PS Other Revenue (5)	2,870	2,955	43
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	967	995	14
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	168	167	2

PS Other Adjusted Net Revenue	2,071	2,127	30.6

Payment Services Segment Net Revenue	12,580	16,497	237.5

Consumer Financial Services Segment Revenue	104	558	8.0
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	512	851	12.3
Plus: Compensation to employees and related taxes	417	678	9.8

Consumer Financial Services Segment Net Revenue	9	385	5.5

SME Revenue	611	3,045	43.8
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	414	1,599	23.0
Plus: Compensation to employees and related taxes	381	1,471	21.2

SME Net Revenue	578	2,916	42.0

Rocketbank Revenue	0	180	2.6
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	32	861	12.4
Plus: Compensation to employees and related taxes	27	419	6.0

Rocketbank Net Revenue	(5)	(263)	(3.8)

Corporate and Other Category Revenue	48	178	2.6
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	69	170	2.4
Plus: Compensation to employees and related taxes	52	114	1.6

Corporate and Other Category Net Revenue	31	122	1.8

Total Segment Net Revenue	13,193	19,657	283.0

Net Profit	3,142	3,626	52.2

Plus:
Depreciation and amortization	796	864	12.4
Other income and expenses, net	41	227	3.3
Foreign exchange gain	(257)	(1,311)	(18.9)
Foreign exchange loss	373	1,049	15.1
Interest income and expenses, net	(6)	(17)	(0.2)
Income tax expenses	698	875	12.6
Share-based payments expenses	398	635	9.1

Adjusted EBITDA	5,185	5,948	85.6

Adjusted EBITDA margin	39.3%	30.3%	30.3%
Net profit	3,142	3,626	52.2
Amortization of fair value adjustments(7)	344	369	5.3
Share-based payments expenses	398	635	9.1
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	236	(433)	(6.2)
Effect of taxation of the above items	(66)	(60)	(0.9)

Adjusted Net Profit	4,054	4,137	59.6

Adjusted Net Profit per share:
Basic	66.73	67.60	0.97
Diluted	66.29	67.03	0.96
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,756	61,203	61,203
Diluted	61,160	61,725	61,725

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.

(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	December 31, 2017	December 31, 2018	December 31, 2018
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	250.9	328.9	4.7

E-commerce	47.5	85.4	1.2
Financial services	63.8	72.1	1.0
Money remittances	81.3	118.9	1.7
Telecom	42.6	42.1	0.6
Other	15.7	10.4	0.1

Payment adjusted net revenue (million)(3)	3,004.7	4,118.4	59.3

E-commerce	1,590.7	2,423.6	34.9
Financial services	299.5	282.3	4.1
Money remittances	844.8	1,159.3	16.7
Telecom	184.2	191.1	2.8
Other	85.6	62.1	0.9

Payment Average Adjusted Net Revenue Yield(4)	1.20%	1.25%	1.25%

E-commerce	3.35%	2.84%	2.84%
Financial services	0.47%	0.39%	0.39%
Money remittances	1.04%	0.98%	0.98%
Telecom	0.43%	0.45%	0.45%
Other	0.55%	0.60%	0.60%

Payment Services Segment Net Revenue Yield	1.39%	1.43%	1.44%
Active kiosks and terminals (units)(5)	152,525	143,690	143,690
Active Qiwi Wallet accounts (million)(6)	20.1	20.8	20.8

Consumer Financial Services Segment key operating metrics
Payment volume (million)(7)	1.9	5.8	0.1
CFS Segment Net Revenue Yield	1.82%	3.44%	3.44%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

QIWI plc.

Other Operating Data

	Full Year ended (unaudited)
	December 31, 2017	December 31, 2018	December 31, 2018
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	911.1	1,138.1	16.4

E-commerce	167.9	263.4	3.8
Financial services	238.7	250.6	3.6
Money remittances	277.2	405.9	5.8
Telecom	170.7	172.1	2.5
Other	56.6	46.1	0.7

Payment adjusted net revenue (million)(3)	10,509.0	14,370.0	206.9

E-commerce	5,347.2	8,243.1	118.7
Financial services	1,226.6	1,126.3	16.2
Money remittances	2,902.5	3,961.1	57.0
Telecom	756.9	774.6	11.1
Other	275.9	265.0	3.8

Payment average adjusted net revenue yield(4)	1.15%	1.26%	1.26%

E-commerce	3.18%	3.13%	3.13%
Financial services	0.51%	0.45%	0.45%
Money remittances	1.05%	0.98%	0.98%
Telecom	0.44%	0.45%	0.45%
Other	0.49%	0.57%	0.57%

Payment Services Segment Net Revenue Yield	1.38%	1.45%	1.45%
Active kiosks and terminals (units)(5)	152,525	143,690	143,690
Active Qiwi Wallet accounts (million)(6)	20.1	20.8	20.8

Consumer Financial Services Segment key operating metrics
Payment volume (billion)(7)	3.3	15.9	0.2
CFS Segment Net Revenue Yield	0.27%	2.42%	2.42%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 69.4706 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2018.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.